# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Visium Technologies, Inc., CIK 0001082733
CUSIP: 92836G309
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 401 E. LAS OLAS BOULEVARD,, SUITE 1400, FORT LAUDERDALE, Florida (FL), 33301
Date of event which requires filing of this statement: 11/02/2026
Filed by CIK 0001392431
Persons authorized to receive notices and communications: Mark B. Lucky, 1030 Creek Bluff, Greensboro, Georgia (2Q), 30642, (703) 400-6392

## Reporting persons
- Mark B. Lucky (CIK 0001392431): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 119,243,454; shared voting power 503,415; sole dispositive power 119,243,454; shared dispositive power 503,415; aggregate amount beneficially owned 119,746,869 (9.43% of the class)
  Comment: (1) Shares held in a joint account of the Reporting Person and his spouse.
  (2) Consists of 119,662,868 shares of common stock, 84,000 shares issuable on conversion of 4,200 shares of Series D Convertible Preferred Stock and one share issuable on conversion of one share of Series AA Convertible Preferred Stock. Includes 525,285 shares held by four trusts of which the Reporting Person is trustee and a beneficiary. See Item 5.
  (3) Based on 1,269,509,667 shares of common stock outstanding, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2026, plus the 84,001 shares issuable to the Reporting Person on conversion, as required by Rule 13d-3(d)(1)(i).
  
  Explanatory Note
  
  This Amendment No. 3 amends the Schedule 13D filed by Mark B. Lucky (the "Reporting Person") on May 1, 2026, as amended by Amendment No. 1 filed October 29, 2026 and Amendment No. 2 filed October 29, 2026 (as so amended, the "Schedule 13D"), relating to the common stock, par value $0.0001 per share (the "Common Stock"), of Visium Technologies, Inc., a Florida corporation (the "Issuer"). Amendment No. 2 stated that, on October 29, 2026, the Reporting Person's counsel had advised the Issuer that the Reporting Person had extended the cure period under his notice of Good Reason. That statement was incorrect. No extension was delivered to the Issuer on October 29, 2026 or at any other time before Amendment No. 2 was filed. This Amendment No. 3 corrects that statement, reports a letter the Reporting Person delivered on November 2, 2026 and reports the rescission of a proposed reverse stock split. Except as amended here, the Schedule 13D is unchanged. Capitalized terms used but not defined here have the meanings given in the Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Visium Technologies, Inc.
Address of issuer's principal executive offices: 401 E. LAS OLAS BOULEVARD,, SUITE 1400, FORT LAUDERDALE, Florida (FL), 33301

## Item 4. Purpose of Transaction
Purpose of transaction:
The paragraph of Item 4 captioned "Employment" is amended and restated in its entirety, and a paragraph captioned "Proposed reverse stock split" is added, as follows:

Employment. On October 26, 2026, the Reporting Person delivered to the Issuer a notice under Section 4(c) of his Executive Employment Agreement dated March 28, 2026 (the "Employment Agreement") stating that Good Reason exists (the "Notice"). Under the Employment Agreement, the Issuer has 30 days to cure. On November 2, 2026, the Reporting Person delivered to the Issuer, by electronic mail to its counsel, and to Dr. Niclas Adler for PT Smart Green Technologies and Adler Capital Limited, a letter suspending the cure period and the effective date of his resignation for Good Reason until the Issuer's Board of Directors has elected at least one independent director and constituted a committee of independent directors with authority over the Notice. Under the letter, the cure period ends 30 days after that committee is constituted; the Reporting Person may end the suspension at any time after November 25, 2026 by five business days' written notice; the suspension ends immediately if the Issuer terminates his employment, materially reduces his authority, duties or responsibilities, or takes any other action that would itself constitute Good Reason; and, if the matters described in the Notice have not been cured, his resignation for Good Reason takes effect no later than March 1, 2027. If his resignation for Good Reason takes effect, he would cease to be an officer and director of the Issuer. The Notice has not been withdrawn, and the Reporting Person has reserved his rights under the Employment Agreement. The Reporting Person has not resigned. He will not act for the Issuer on the Notice, any cure or his compensation, and he intends that any decision by the Issuer on these matters be made by the independent directors. The Reporting Person had also proposed to the Issuer, PT Smart Green Technologies and Adler Capital Limited a mutual separation on negotiated terms, under which he would have resigned from all offices and from the Board of Directors and kept the securities reported in this Schedule 13D. The proposal lapsed by its terms at 5:00 p.m. Eastern Time on November 2, 2026. No agreement has been reached. The Reporting Person has stated that he remains willing to discuss separation terms with the independent directors.

Proposed reverse stock split. On October 28, 2026, the Reporting Person, as sole director of the Issuer, rescinded any approval of the 1-for-1,500 reverse stock split of the Common Stock and the related reduction in the Issuer's authorized Common Stock described in the Issuer's Current Report on Form 8-K filed October 30, 2026, and directed that the reverse stock split not be effected. It has not been effected. Any future reverse stock split would be considered only by the Issuer's Board of Directors, including its independent directors.

The remainder of Item 4 is unchanged.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: No additional exhibits are filed with this Amendment No. 3.

## Signatures
- Mark B. Lucky: /s/ Mark B. Lucky, Mark B. Lucky (11/03/2026)